

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 21, 2009

<u>Via Facsimile and U.S. Mail</u>

Michael M. Halloran
Vice President and Chief Financial Officer
Sonic Innovations, Inc.
2795 East Cottonwood Parkway, Suite 660
Salt Lake City, UT 84121-7036

> **Re:** **Sonic Innovations, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 0-30335**

Dear Mr. Halloran:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies, page 33

Valuation of Intangible Assets, page 33

1.   We note that you recognized a goodwill impairment loss related to continuing operations of $2.1 million during the year ended December 31, 2008 and expect to recognize an additional impairment loss of $14.7 in the first quarter of 2009. You state here that you "apply various techniques to estimate fair value." Please tell us and revise future filings to address the following:

- Disclose the number of reporting units you have identified pursuant to SFAS 142.

- Clearly describe the techniques you apply in determining fair value. Discuss the significant estimates and judgments involved in estimating fair value, how those estimates bear the risk of change and the impact that a change in those estimates would have on your fair value determination.

- With respect to your determination of the amount of any impairment, disclose each of the valuation methodologies used to value goodwill. If more than one valuation methodology is used, please also disclose how each method differs, the benefits of each method, why management selected these methods as being most meaningful, how you weight each method used and the basis for the weighting.

- Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes

- To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

- Explain the facts and circumstances which you believe are responsible for the significant disparity between your market capitalization and the book value of your equity as of the date of your goodwill impairment evaluation.

Financial Statements, page F-1

Note 5 – Discontinued Operations, page F-13

2.   We note that you sold your one European operation and closed a second operation during the year ended December 31, 2008. We also note your discussion on page 25 of the impact on the surviving portion of these operations. Please explain to us the nature of the surviving portion of these operations. Explain how you met the criteria for classification of the European operation as a discontinued operation. Refer to paragraph 42 of SFAS 144 and EITF 03-13.

Form 10-Q for the quarter ended March 31, 2009

Item 4. Controls and Procedures, page 25

3.   The language that is currently included after the word "effective" in your disclosure here appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure in future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

        As appropriate, please amend your filing and respond to these comments within 30 days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the

Michael M. Halloran
Sonic Innovations, Inc.
May 21, 2009
Page 4

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief